CD 3/12

08029787

UNITED STATES
:URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section

FEB 29 2008

Washington, DC
112

| SEC FILE NUMBER |
|---|
| 8-49463 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2007 ENDING December 31, 2007

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Parker Global Investments, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
MAR 27 2008
THOMSON
FINANCIAL

1177 Summer Street
(No. and Street)

Stamford (City) CT (State) 06905 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Beverly Boker 203-674-5139
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
(Name – If Individual, State Last, First, Middle Name)

| 10 Cutter Mill Road | Great Neck | NY | 11021 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

**Sec 1410 (3-91)**

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

AF 3/26

## OATH OR AFFIRMATION

I, Beverly Boker swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Parker Global Investments, LLC, as of

December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________

______________________________
Signature

______________________________
Title

______________________________
Notary Public

This Report ** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# PARKER GLOBAL INVESTMENTS, LLC

*REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION*

*REPORT ON INTERNAL CONTROL*

*DECEMBER 31, 2007*

# Lilling & Company LLP

Certified Public Accountants

***INDEPENDENT AUDITOR'S REPORT***

To the Managing Member
Parker Global Investments, LLC
Stamford, Connecticut

We have audited the accompanying statement of financial condition of Parker Global Investments, LLC as of December 31, 2007, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. According, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Parker Global Investments, LLC at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lilling & Company

***CERTIFIED PUBLIC ACCOUNTANTS***
***Great Neck, New York***

***February 22, 2008***

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

## PARKER GLOBAL INVESTMENTS, LLC

***STATEMENT OF FINANCIAL CONDITION***
***DECEMBER 31, 2007***

---

| | | |
|---|---|---|
| ***ASSETS*** | | |
| Cash | $ | 24,027 |
| | $ | 24,027 |
| ***LIABILITIES AND MEMBER'S EQUITY*** | | |
| ***Liabilities*** | | |
| Accounts payable and accrued expenses | $ | 19,010 |
| ***MEMBER'S EQUITY*** | | 5,017 |
| | $ | 24,027 |

*See notes to financial statements*

PARKER GLOBAL INVESTMENTS, LLC

*STATEMENT OF OPERATIONS*
*YEAR ENDED DECEMBER 31, 2007*

| | |
|---|---|
| ***REVENUES*** | |
| Commissions | $ 80,847 |
| Other income | 35,531 |
| | 116,378 |
| ***EXPENSES*** | |
| Professional fees | 38,585 |
| Regulatory fees | 7,673 |
| Commissions | 2,444 |
| Operating expenses | 51,565 |
| | 100,267 |
| ***NET INCOME*** | $ 16,111 |

*See notes to financial statements*

# PARKER GLOBAL INVESTMENTS, LLC

## *STATEMENT OF CASH FLOWS*
## *YEAR ENDED DECEMBER 31, 2007*

| | |
|---|---|
| ***Cash flows from operating activities*** | |
| Net income | $ 16,111 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| (Increase) decrease in assets: | |
| Prepaid expenses | 3,275 |
| Accounts receivable | 1,451 |
| Increase (decrease) in liabilities: | |
| Accrued expenses | 13,028 |
| Total adjustments | 17,754 |
| ***Net cash provided by operating activities*** | 33,865 |
| ***Cash flows from financing activities*** | |
| Capital contributions | 10,000 |
| Capital distributions | (30,000) |
| ***Net cash used in financing activities*** | (20,000) |
| ***NET CHANGE IN CASH*** | 13,865 |
| ***CASH - BEGINNING*** | 10,162 |
| ***CASH - END*** | $ 24,027 |

| | |
|---|---|
| Supplemental disclosures of cash flow information: | |
| Cash paid during the year for: | |
| Interest expense | $ - |
| Income taxes | $ - |

*See notes to financial statements*

## PARKER GLOBAL INVESTMENTS, LLC

### *STATEMENT OF CHANGES IN MEMBER'S EQUITY*
### *YEAR ENDED DECEMBER 31, 2007*

| | |
|---|---|
| ***Balance - beginning*** | $ 8,906 |
| *Capital contributions* | 10,000 |
| *Capital distributions* | (30,000) |
| *Net income* | 16,111 |
| ***Balance - end*** | $ 5,017 |

*See notes to financial statements*

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Organization

Parker Global Investments, LLC (the "Company") is a securities broker dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission. The Company's revenue is primarily derived from providing investment banking services through its participation in private placement offerings and commissions earned on the sale of private placement products. The Company is a wholly owned subsidiary of Parker Global Strategies, LLC.

The financial statements are presented on the accrual basis of accounting.

### Revenue

The Company recognizes revenue from placement fees and commissions upon completion of the private placement offering or the sale of the private placement product. During the year the Company also received a one-time special payment from FINRA in the amount of $35,000 that is included in other income.

### Significant Credit Risk and Estimates

As a registered broker-dealer, the Company is subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### Income taxes

The Company, as a single member limited liability company, is considered a disregarded entity for income tax purposes and its activity is included in the tax return of its Parent. Accordingly, no provision has been made for federal and state income taxes, since these taxes are the personal responsibility of the members of the Parent.

## 2. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.

## 3. RELATED PARTY TRANSACTIONS

The Company receives specified administrative services from its Parent at no cost. Under a written agreement, between the Company and its Parent, the Parent has agreed to assume responsibility for these expenses and has indicated that the Company is not directly or indirectly liable to the Parent for these expenses. The Parent has demonstrated that it has adequate resources to pay these expenses. In addition, the Parent has separately agreed to provide additional capital, as required, for the Company to meet its minimum not capital requirement under rule 15c3-1. The Company paid approximately $47,000 for expenses to its Parent during the year ended December 31, 2007.

## 4. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the Company had net capital of $5,017, which was $17 in excess of its required net capital of $5,000. The Company had a percentage of aggregate indebtedness to net capital of 379% as of December 31, 2007.

In January 2008, the Parent contributed $10,000 of capital to the Company.

*SUPPLEMENTARY INFORMATION*
*PURSUANT TO RULE 17a-5 OF THE*
*SECURITIES EXCHANGE ACT OF 1934*

*AS OF DECEMBER 31, 2007*

PARKER GLOBAL INVESTMENTS, LLC **Schedule 1**

*COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1*
*OF THE SECURITIES AND EXCHANGE COMMISSION*
*DECEMBER 31, 2007*

---

| | | |
|---|---|---|
| ***NET CAPITAL*** | | |
| Member's equity | $ | 5,017 |
| Deductions and/or charges | | |
| Nonallowable assets | | - |
| Net capital before haircuts on securities positions | | 5,017 |
| Haircuts and undue concentration | | - |
| ***NET CAPITAL*** | $ | 5,017 |
| ***AGGREGATE INDEBTEDNESS*** | $ | 19,010 |
| ***MINIMUM NET CAPITAL REQUIRED*** | $ | 5,000 |
| ***EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS*** | $ | 17 |
| ***PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL*** | | 379% |
| Reconcilation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2007) | | |
| Net capital, as reported in Company's Part II (unaudited) FOCUS report | $ | 15,017 |
| Audit adjustments | | (10,000) |
| Net Capital per above | $ | 5,017 |

---

*See independent auditor's report*

# Lilling & Company LLP

Certified Public Accountants

***INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (g)(1) FOR A BROKER- DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3***

To the Managing Member
Parker Global Investments, LLC
Stamford, Connecticut

In planning and performing our audit of the financial statements of Parker Global Investments, LLC (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

**Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065**

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatements of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to material weaknesses, as defined above. However, we identified the following matter which was considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of Parker Global Investments LLC for the year ended December 31, 2007, and this report does not affect our report thereon dated February 22, 2008.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lilly + Company

***CERTIFIED PUBLIC ACCOUNTANTS***
***Great Neck, New York***

***February 22, 2008***

END